UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20546

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                              KELLY SERVICES, INC.
                                (Name of Issuer)

                      Class B Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    488152307
                                 (CUSIP Number)

                                  March 3, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]   Rule 13d-1(b)

 [ ]   Rule 13d-1(c)

 [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No.    488152307


Preliminary Note: On March 3, 2006, the Oakland County (Michigan) Probate Court found Mr. Adderley to be a legally incapacitated individual. As a result, until such time as Mr. Adderley ceases to be incapacitated, or until a successor trustee is appointed in accordance with the terms of the William H. Kelly Revocable Living Trust Agreement, dated July 14, 1972, as amended, J.P. Morgan Chase Bank, N.A will be the sole trustee of the William H. Kelly Revocable Living Trust (the "Trust"), having sole voting and dispositive power with respect to the 1,171,189 shares of Class B Common Stock owned by the Trust. In addition, the reporting person has sole voting and dispositive power with respect to 776 shares of Class B Common Stock owned by its subsidiary Bank One Trust Company, N.A.

1   Name of Reporting Person:    JPMorgan Chase & Co.
    I.R.S. Identification No. of above person (entities only): 13-2624428

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:  Delaware

  NUMBER OF         5    Sole Voting Power:  1,171,965 shares
   SHARES
BENEFICIALLY        6    Shared Voting Power:  -0-
  OWNED BY
   EACH             7    Sole Dispositive Power:  1,171,965 shares
 REPORTING
   PERSON           8    Shared Dispositive Power:  -0-
    WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                1,171,965 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  33.8%

12  Type of Reporting Person:   HC



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


Item 1.

(a)  Name of Issuer: Kelly Services, Inc.

(b)  Address of Issuer's Principal Executive Offices:  999 West Big Beaver Road
                                                       Troy, Michigan 48084-4782

Item 2.

(a)  Name of Person Filing: JPMorgan Chase & Co.

(b)  Address of Principal Business Office or, if none, Residence:
                                                              270 Park Avenue
                                                              New York, NY 10017

(c)  Citizenship: Delaware

(d) Title of Class of Securities: Class B Common Stock, par value $1.00 per share

(e)  CUSIP Number: 488152307

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);



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(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit
        Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,171,965 shares

(b) Percent of class: 33.8%

(c) Number of shares as to which the person has:

         (i)   sole power to vote or to direct the vote: 1,171,965 shares

         (ii)  shared power to vote or to direct the vote: -0-

         (iii) sole power to dispose or to direct the disposition of:
               1,171,965 shares

         (iv)  shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         The reporting person is the beneficial owner of 1,171,965 Class B shares on behalf of other persons known to have the right to receive, or to direct the receipt of, the dividends from or the proceeds of any sale of the Class B shares. The Trust has the right to receive the dividends from or the proceeds of any sale of the Trust's 1,171,189 Class B shares out of the total reported herein



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


(more than 5% of the issuer's outstanding Class B common stock) for the benefit of Mr. Adderley and after his death, the successor beneficiaries of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         This Statement is being filed on behalf of JPMorgan Chase & Co. and its wholly-owned subsidiaries J.P. Morgan Chase Bank, N.A. and Bank One Trust Co., N.A.

Item 8.   Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.   Notice of Dissolution of Group

                  Not Applicable.

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 10, 2006                       JPMORGAN CHASE & CO.



                                            By: /s/ Margaret Rubin
                                                ------------------
                                                Margaret Rubin
                                                Corporate Compliance



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